                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 39)



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                            KATHLEEN L. WERNER, ESQ.
                             CLIFFORD CHANCE US LLP
                               31 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 878-8000



                                DECEMBER 31, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

CUSIP No. 422317 10 7                                    13D
============ =======================================================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        HEARST BROADCASTING, INC.
------------ -------------------------------------------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)[ ]
                                                                                                             (b)[ ]
------------ -------------------------------------------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ -------------------------------------------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                [ ]
------------ -------------------------------------------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ----------------------------------------------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           63,750,788
                          ------- ----------------------------------------------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           63,750,788
------------ -------------------------------------------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           63,750,788
------------ -------------------------------------------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                [ ]
------------ -------------------------------------------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          68.74%
------------ -------------------------------------------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                          CO
============ =======================================================================================================

CUSIP No. 422317 10 7                                    13D
============ =======================================================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                       HEARST HOLDINGS, INC.
------------ -------------------------------------------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)[ ]
                                                                                                             (b)[ ]
------------ -------------------------------------------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                       WC
------------ -------------------------------------------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               [ ]
------------ -------------------------------------------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       DELAWARE
------------------------- ------- ----------------------------------------------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           63,750,788
                          ------- ----------------------------------------------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           63,750,788
------------ -------------------------------------------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           63,750,788
------------ -------------------------------------------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                [ ]
------------ -------------------------------------------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           68.74%
------------ -------------------------------------------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           CO
============ =======================================================================================================

CUSIP No. 422317 10 7                   13D
============ =======================================================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        THE HEARST CORPORATION
------------ -------------------------------------------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)[ ]
                                                                                                             (b)[ ]
------------ -------------------------------------------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ -------------------------------------------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                [ ]
------------ -------------------------------------------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ----------------------------------------------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           63,750,788
                          ------- ----------------------------------------------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           63,750,788
------------ -------------------------------------------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           63,750,788
------------ -------------------------------------------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                [ ]
------------ -------------------------------------------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           68.74%
------------ -------------------------------------------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           CO
============ =======================================================================================================

CUSIP No. 422317 10 7                                     13D
7
============ =======================================================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        THE HEARST FAMILY TRUST
------------ -------------------------------------------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)[ ]
                                                                                                             (b)[ ]
------------ -------------------------------------------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ -------------------------------------------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                [ ]
------------ -------------------------------------------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        CALIFORNIA
------------------------- ------- ----------------------------------------------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           63,750,788
                          ------- ----------------------------------------------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           63,750,788
------------ -------------------------------------------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           63,750,788
------------ -------------------------------------------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                               [ ]
------------ -------------------------------------------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            68.74%
------------ -------------------------------------------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                            OO (Testamentary Trust)
============ =======================================================================================================

                                  SCHEDULE 13D


         This Amendment No. 39 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


ITEM 2. IDENTITY AND BACKGROUND.


         Item 2 is amended as follows:


         Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of Hearst's directors and executive officers and the trustees of the Trust. Schedule I also sets forth the citizenship of each of Hearst's directors and executive officers and the trustees of the Trust.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $9,436,346. Hearst Broadcasting used its working capital to make such purchases.


         The aggregate amount of funds received by Hearst Broadcasting in connection with the redemption of Series A Preferred Securities by the Issuer was $15,787,500.


ITEM 4. PURPOSE OF TRANSACTION.


         Hearst Broadcasting purchased additional Securities, as reported in
Item 5(c) of this Statement, in order to increase its equity interest in the Issuer.

         In addition, as reported in Item 6(ii) of this Amendment No. 39, on December 31, 2004, the Issuer caused its wholly owned subsidiary, Hearst-Argyle Capital Trust ("Capital Trust"), to redeem all of the 7.5% Series A Convertible Preferred Securities, due 2016 (the "Series A Preferred Securities") held by Hearst Broadcasting. The Series A Preferred Securities were issued pursuant to a Securities Purchase Agreement dated December 20, 2001 between the Issuer, Hearst-Argyle Capital Trust, a wholly owned subsidiary of the Issuer ("Capital Trust"), Hearst Broadcasting and certain other purchasers named therein. Pursuant to the Securities Purchase Agreement, Capital Trust issued and sold to Hearst Broadcasting an aggregate of 300,000 shares of Series A Preferred Securities and an aggregate of 500,000 shares of Capital Trust's 7.5% Series B Convertible Preferred Securities, due

2021 (the "Series B Preferred Securities" and, together with the Series A Preferred Securities, the "Preferred Securities").

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of the close of business on December 31, 2004 (after giving effect to the redemption described in Item 4), the Reporting Persons owned 21,466,009 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into shares of Series B Subordinated Debentures, on a share-for-share basis. Thereafter, each of the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 63,750,788 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 68.74% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of October 22, 2004, as per the Form 10-Q filed with the Securities and Exchange Commission on October 29, 2004.

         (c) Since filing Amendment No. 38 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open-market transactions:


  DATE         # OF SHARES       PRICE PER SHARE ($)       COST ($)
--------       -----------       -------------------       --------
 9/28/04             3,200                     23.99         76,768
 9/28/04             8,200                     23.98        196,636
 9/28/04             2,500                     23.97         59,925
 9/28/04               300                     23.96          7,188
 9/28/04             1,500                     23.95         35,925
 9/28/04             2,300                     23.94         55,062
 9/29/04               800                     24.15         19,320
 9/29/04             1,500                     24.12         36,180
 9/29/04             1,000                     24.11         24,110

  DATE         # OF SHARES       PRICE PER SHARE ($)       COST ($)
--------       -----------       -------------------       --------
 9/29/04             4,680                     24.10        112,788
 9/29/04             2,700                     24.09         65,043
 9/29/04               200                     24.08          4,816
 9/29/04               500                     24.06         12,030
 9/29/04             2,500                     24.05         60,125
 9/29/04             1,200                     24.03         28,836
 9/30/04               500                     24.47         12,235
 9/30/04             1,200                     24.41         29,292
 9/30/04             4,000                     24.36         97,440
 9/30/04             7,500                     24.32        182,400
 9/30/04             1,000                     24.31         24,310
 9/30/04             2,900                     24.28         70,412
 9/30/04               400                     24.27          9,708
 9/30/04               500                     24.23         12,115
 9/30/04               600                     24.13         14,478
10/01/04               200                     24.85          4,970
10/01/04             3,300                     24.84         81,972
10/01/04             1,700                     24.82         42,194
10/01/04               800                     24.80         19,840
10/01/04             2,100                     24.79         52,059
10/01/04             3,000                     24.78         74,340
10/01/04             1,800                     24.76         44,568
10/01/04               200                     24.75          4,950
10/01/04             1,000                     24.74         24,740
10/01/04             1,400                     24.73         34,622
10/01/04               800                     24.72         19,776
10/01/04             1,600                     24.64         39,424
10/01/04               100                     24.62          2,462
10/01/04               200                     24.60          4,920
10/01/04               200                     24.59          4,918
10/01/04             1,200                     24.55         29,460

  DATE         # OF SHARES       PRICE PER SHARE ($)       COST ($)
--------       -----------       -------------------       --------
10/01/04               200                     24.52          4,904
10/01/04               400                     24.47          9,788
10/04/04             3,000                     25.02         75,060
10/04/04             1,000                     25.03         25,030
10/04/04             2,300                     25.01         57,523
10/04/04             5,000                     24.99        124,950
10/04/04             1,500                     25.10         37,650
10/04/04             1,700                     25.00         42,500
10/04/04             1,500                     24.96         37,440
10/04/04             1,000                     24.87         24,870
10/05/04               300                     25.02          7,506
10/05/04             8,100                     25.05        202,905
10/05/04             3,900                     25.04         97,656
10/05/04             5,000                     24.99        124,950
10/05/04               900                     25.00         22,500
10/05/04               100                     24.98          2,498
10/05/04               400                     24.84          9,936
10/05/04             1,500                     24.90         37,350
10/05/04               500                     24.93         12,465
10/05/04               500                     24.97         12,485
10/06/04             3,200                     24.84         79,488
10/06/04             4,200                     24.89        104,538
10/06/04             9,600                     24.85        238,560
10/06/04             1,300                     24.79         32,227
10/06/04             1,500                     24.73         37,095
10/06/04             2,000                     24.74         49,480
10/06/04             1,200                     24.71         29,652
10/06/04             1,000                     24.87         24,870
10/07/04             8,000                     24.90        199,200
10/07/04             1,500                     24.89         37,335
10/07/04             1,400                     24.85         34,790

  DATE         # OF SHARES       PRICE PER SHARE ($)       COST ($)
--------       -----------       -------------------       --------
10/07/04               900                     24.88         22,392
10/07/04             1,500                     24.82         37,230
10/07/04             1,100                     24.80         27,280
10/07/04             1,000                     24.78         24,780
10/08/04            21,000                     25.01        525,210
10/08/04             1,100                     25.05         27,555
10/08/04               500                     25.08         12,540
10/08/04             5,500                     25.00        137,500
10/08/04             1,000                     24.99         24,990
10/08/04             4,000                     24.98         99,920
10/08/04             1,400                     24.95         34,930
10/08/04             2,000                     24.97         49,940
10/08/04               500                     24.90         12,450
10/11/04               900                     25.05         22,545
10/11/04             3,500                     25.05         87,675
10/11/04             2,500                     25.04         62,600
10/11/04               200                     25.03          5,006
10/11/04               500                     25.02         12,510
10/11/04               500                     25.01         12,505
10/11/04               100                     25.00          2,500
10/11/04             2,600                     25.00         65,000
10/11/04             3,300                     24.99         82,467
10/11/04               100                     24.98          2,498
10/11/04               200                     24.97          4,994
10/11/04               500                     24.96         12,480
10/12/04             1,400                     25.03         35,042
10/12/04               800                     24.95         19,960
10/12/04             1,200                     24.96         29,952
10/12/04             1,700                     24.97         42,449
10/12/04             1,300                     24.93         32,409
10/12/04               700                     24.94         17,458

  DATE         # OF SHARES       PRICE PER SHARE ($)       COST ($)
--------       -----------       -------------------       --------
10/12/04               200                     24.91          4,982
10/12/04               200                     24.90          4,980
10/12/04               700                     24.92         17,444
10/12/04               900                     25.01         22,509
10/12/04             1,000                     25.02         25,020
10/13/04               800                     25.10         20,080
10/13/04             1,100                     25.06         27,566
10/13/04               100                     25.05          2,505
10/13/04             2,000                     25.09         50,180
10/13/04               600                     25.14         15,084
10/13/04             4,500                     25.16        113,220
10/13/04             4,900                     25.15        123,235
10/13/04               900                     25.20         22,680
10/13/04               100                     25.19          2,519
10/14/04               100                     24.77          2,477
10/14/04             6,000                     24.78        148,680
10/14/04             4,000                     24.76         99,040
10/14/04             1,000                     24.84         24,840
10/14/04             4,000                     24.94         99,760
10/14/04             2,000                     24.93         49,860
10/14/04             2,000                     24.95         49,900
10/14/04            10,000                     24.98        249,800
10/14/04             4,000                     25.06        100,240
10/15/04             1,800                     24.94         44,892
10/15/04             7,000                     24.95        174,650
10/15/04               600                     24.91         14,946
10/15/04               100                     24.85          2,485
10/15/04             1,000                     24.87         24,870
10/15/04             4,000                     24.75         99,000
10/15/04             4,000                     24.74         98,960

  DATE         # OF SHARES       PRICE PER SHARE ($)       COST ($)
--------       -----------       -------------------       --------
10/18/04             2,000                     25.14         50,280
10/18/04            14,400                     25.24        363,456
10/18/04             1,100                     25.23         27,753
10/18/04             1,000                     25.03         25,030
10/18/04             1,000                     24.89         24,890
10/18/04             3,000                     24.98         74,940
10/18/04             4,000                     24.95         99,800
10/19/04             4,000                     25.11        100,440
10/19/04             1,000                     25.08         25,080
10/19/04             1,000                     25.15         25,150
10/19/04             1,500                     25.20         37,800
10/19/04             3,500                     25.09         87,815
10/19/04             3,200                     25.10         80,320
10/19/04             1,500                     25.13         37,695
10/19/04               500                     25.30         12,650
10/20/04               100                     24.95          2,495
10/20/04             1,900                     24.97         47,443
10/20/04             2,500                     24.99         62,475
10/20/04             2,000                     25.04         50,080
10/20/04             2,000                     25.00         50,000
10/20/04             3,000                     25.05         75,150
10/20/04               500                     24.94         12,470
10/21/04             2,000                     24.97         49,940
10/21/04             1,500                     25.05         37,575
10/21/04               600                     25.04         15,024
10/21/04               400                     24.90          9,960
10/21/04             3,500                     24.94         87,290
10/22/04             1,000                     25.08         25,080
10/22/04             2,000                     25.12         50,240
10/22/04             1,000                     25.19         25,190
10/22/04             1,900                     25.17         47,823

  DATE         # OF SHARES       PRICE PER SHARE ($)       COST ($)
--------       -----------       -------------------     ------------
10/22/04               100                     25.13          2,513
10/22/04             3,000                     25.05         75,150
10/22/04             1,500                     25.10         37,650
10/25/04             5,000                     25.25        126,250
10/25/04             1,000                     25.26         25,260
10/25/04             1,500                     25.29         37,935
10/25/04             6,000                     25.27        151,620
10/25/04             2,100                     25.18         52,878
10/25/04             1,900                     25.06         47,614
10/25/04               500                     25.10         12,550
10/26/04             1,500                     25.35         38,025
10/26/04             1,000                     25.27         25,270
10/26/04             5,000                     25.28        126,400
10/26/04             2,000                     25.26         50,520
10/26/04               300                     25.30          7,590
10/26/04               200                     25.29          5,058
                   379,280                               $9,436,346

         In addition, on December 31, 2004 the Issuer caused its wholly owned subsidiary, Capital Trust, to redeem its Series A Preferred Securities, including the 300,000 Series A Preferred Securities held by Hearst Broadcasting for a redemption price of $15,787,500.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (i) In May 1998, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, Hearst's Board approved the purchase from time to time by Hearst Broadcasting of up to 20 million shares of the Issuer (inclusive of the fifteen million shares previously authorized). Hearst Broadcasting's transactions under its program, for which the authorization remains active, are reported elsewhere in this Schedule.

         In May 1998, the Issuer's Board of Directors authorized the repurchase of up to $300 million of Series A Common Stock, such repurchases to be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion.

         There can be no assurance that Hearst Broadcasting or the Issuer will continue to repurchase shares in the future or, if either of them does so, what the terms of such repurchases will be. However, to the extent that both Hearst Broadcasting and the Issuer decide to purchase shares of Series A Common Stock on any single day, they are required to aggregate their purchases and to use a single broker/dealer pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Accordingly, they have agreed that any such purchases on that day will be divided between them equally.

         (ii) On December 20, 2001, the Issuer entered into a Securities Purchase Agreement, with Capital Trust, Hearst Broadcasting and certain other purchasers named therein. The Securities Purchase Agreement provided, among other things, that (i) Capital Trust issue and sell an aggregate of 4,000,000 of its 7.5% Convertible Preferred Securities, in two series, consisting of its Series A Preferred Securities, and of its Series B Preferred Securities, and
(ii) Capital Trust apply the proceeds of the sale of Preferred Securities to the purchase of 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series A, due 2016, and 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series B, due 2021, of the Issuer.

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 3, 2005



                                       HEARST BROADCASTING, INC.


                                       By: /s/ Jodie W. King
                                          --------------------------------------
                                          Name:     Jodie W. King
                                          Title:    Vice President and Secretary

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 3, 2005



                                       HEARST HOLDINGS, INC.


                                       By: /s/ Jodie W. King
                                          --------------------------------------
                                          Name:     Jodie W. King
                                          Title:    Vice President and Secretary

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 3, 2005



                                       THE HEARST CORPORATION


                                       By: /s/ Jodie W. King
                                           -------------------------------------
                                          Name:     Jodie W. King
                                          Title:    Vice President and Secretary

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 3, 2005



                                                   THE HEARST FAMILY TRUST


                                                   By:  /s/ Mark F. Miller
                                                        ------------------------
                                                        Name:     Mark F. Miller
                                                        Title:    Trustee

                                   SCHEDULE I

                     INFORMATION REGARDING THE DIRECTORS AND
              EXECUTIVE OFFICERS OF HEARST, HEARST BROADCASTING AND
             HEARST HOLDINGS AND TRUSTEES OF THE HEARST FAMILY TRUST

Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, Hearst Broadcasting and Hearst Holdings. Unless otherwise indicated, each person identified below is employed by Hearst Communications, Inc., an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of Hearst's other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting, Hearst Holdings and Hearst Communications, Inc. and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The principal business address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk ("*").

                             Present Office/Principal
Name                         Occupation or Employment
----                         ------------------------

HEARST

George R. Hearst, Jr.*       Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)   Vice Chairman of the Board, Chairman of Executive
                             Committee, Director

Victor F. Ganzi*             President, Chief Executive Officer, Director

James M. Asher               Senior Vice President, Chief Legal and Development
                             Officer

Anissa B. Balson*            Director

David J. Barrett (1)         Director; President and Chief Executive Officer:
                             Hearst-Argyle Television, Inc.

Cathleen P. Black            Senior Vice President, Director; President: Hearst
                             Magazines Division, Hearst Communications, Inc.

Eve B. Burton                Vice President, General Counsel

John G. Conomikes* (2)       Director

Richard E. Deems* (2)        Director

Ronald J. Doerfler           Senior Vice President, Chief Financial Officer,
                             Treasurer, Director

George J. Green              Vice President; President: Hearst Magazines
                             International Division, Hearst Communications, Inc.

Mark Hasson                  Vice President-Finance

Austin Hearst (1)            Director; Vice President: Hearst Entertainment
                             Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*         Director

Stephen T. Hearst (4)        Director; Vice President: San Francisco Realties
                             Division

William R. Hearst, III* (3)  Director; Partner: Kleiner, Perkins, Caufield &
                             Byers

Thomas J. Hughes             Vice President

George B. Irish              Senior Vice President, Director; President: Hearst
                             Newspapers Division, Hearst Communications, Inc.

Jodie W. King                Vice President, Secretary

Harvey L. Lipton* (2)        Director

Richard P. Malloch           Vice President; President: Hearst Business Media
                             Group Administrative Division, Hearst
                             Communications, Inc.

Gilbert C. Maurer* (2)       Director

Mark F. Miller*              Director, Vice President; Executive Vice President:
                             Hearst Magazines Division, Hearst Communications,
                             Inc.

Bruce L. Paisner             Vice President; Executive Vice President: Hearst
                             Entertainment and Syndication Group Administrative
                             Division, Hearst Communications, Inc.

Raymond J. Petersen*         Director; Executive Vice President: Hearst
                             Magazines Division, Hearst Communications, Inc.

Virginia Hearst Randt*       Director

Debra Shriver                Vice President


HEARST BROADCASTING

John G. Conomikes*           President, Director

James M. Asher               Vice President

David J. Barrett (1)         Vice President, Director; President and Chief
                             Executive Officer: Hearst-Argyle Television, Inc.

Eve B. Burton                Vice President

Ronald J. Doerfler           Vice President, Treasurer

Victor F. Ganzi*             Vice President, Director

Jodie W. King                Vice President, Secretary

Frank A. Bennack, Jr.*       Director

George R. Hearst, Jr.*       Director

William R. Hearst, III* (4)  Director; Partner: Kleiner, Perkins, Caufield &
                             Byers

Gilbert C. Maurer* (2)       Director

Virginia Hearst Randt*       Director

HEARST HOLDINGS

George R. Hearst, Jr.*       Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)   Vice Chairman of the Board, Chairman of Executive
                             Committee, Director

Victor F. Ganzi*             President, Chief Executive Officer, Director

James M. Asher               Senior Vice President, Chief Legal and Development
                             Officer

Anissa B. Balson*            Director

David J. Barrett (1)         Director; President and Chief Executive Officer:
                             Hearst-Argyle Television, Inc.

Cathleen P. Black            Senior Vice President, Director; President: Hearst
                             Magazines Division, Hearst Communications, Inc.

Eve B. Burton                Vice President, General Counsel

John G. Conomikes* (2)       Director

Richard E. Deems* (2)        Director

Ronald J. Doerfler           Senior Vice President, Chief Financial Officer,
                             Treasurer, Director

George J. Green              Vice President; President: Hearst Magazines
                             International Division, Hearst Communications, Inc.

Mark Hasson                  Vice President-Finance

Austin Hearst (1)            Director; Vice President: Hearst Entertainment
                             Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*         Director

Stephen T. Hearst (4)        Director; Vice President: San Francisco Realties
                             Division, The Hearst Corporation

William R. Hearst, III* (3)  Director; Partner: Kleiner, Perkins, Caufield &
                             Byers

Thomas J. Hughes             Vice President

George B. Irish              Senior Vice President, Director; President: Hearst
                             Newspapers Division, Hearst Communications, Inc.

Jodie W. King                Vice President, Secretary

Harvey L. Lipton* (2)        Director

Richard P. Malloch           Vice President; President: Hearst Business Media
                             Group Administrative Division, Hearst
                             Communications, Inc.

Gilbert C. Maurer* (2)       Director

Mark F. Miller*              Director, Vice President; Executive Vice President:
                             Hearst Magazines Division, Hearst Communications,
                             Inc.

Bruce L. Paisner             Vice President; Executive Vice President: Hearst
                             Entertainment and Syndication Group Administrative
                             Division, Hearst Communications, Inc.

Raymond J. Petersen*         Director; Executive Vice President: Hearst
                             Magazines Division, Hearst Communications, Inc.

Virginia Hearst Randt*       Director

Debra Shriver                Vice President

----------------------------------------
(1)    888 Seventh Avenue
       New York, NY 10106

(2)    Self-employed, non-employed or retired

(3)    2750 Sand Hill Road
       Menlo Park, CA 94025

(4)    5 Third Street
       Suite 200
       San Francisco, CA 94103